Exhibit 2

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No.

76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

MATERIAL FACT

SEP Statement in response to the consultation concerning the recording of goodwill

Oi S.A. – In Judicial Reorganization (“Company” or “Oi”), in compliance with Art. 157, paragraph 4 of Law No. 6,404/76 (“Brazilian Corporation Law”), informs its shareholders and the market in general that, on July 29, 2016, it received an official letter from the Superintendence of Corporate Relations of the Brazilian Securities and Exchange Commission (Superintendência de Relações com Empresas da Comissão de Valores Mobiliários – “SEP”), containing the SEP’s statement with respect to the Company’s consultation concerning the most appropriate accounting treatment for the goodwill of assets registered under Telemar Participações S.A. (“TmarPart”), due to the termination of the TmarPart shareholders’ agreements and the corporate restructuring approved at the Company’s Extraordinary General Shareholders’ Meeting held on September 1, 2015, in which TmarPart was merged into Oi.

In the SEP’s understanding, “goodwill should not be lowered for TmarPart but maintained in assets to be incorporated into Oi, respecting the base valuation of the net assets acquired under the business combination between independent parties that took place at the time of the acquisition of Brasil Telecom S.A.”

The Company is evaluating the content of the conclusions of the official letter, which can be appealed to the CVM Committee, and the effects on the Company’s financial statements and will keep its shareholders and the market informed about the development of the subject matter of this Material Fact.

Rio de Janeiro, August 1, 2016.

Oi S.A. – In Judicial Reorganization

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer